Mail Stop 3010

January 28, 2010

<u>Via U.S. Mail and Facsimile 516.832.8045</u>

Mr. Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard
Suite 900
Uniondale, NY 11553

       Re: **Arbor Realty Trust, Inc.**
              Form 10-K for fiscal year ended December 31, 2008
              Filed March 9, 2009
              Schedule 14A
              Filed April 30, 2009
              Form 10-Q for the period ended June 30, 2009
              Filed August 7, 2009
              Form 10-Q for the period ended September 30, 2009
              Filed November 6, 2009
              File No. 1-32136

Dear Mr. Elenio:

       We have reviewed your response letter dated October 9, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Operations, page 69

1.   We note your response to prior comment ten. SAB 11.K. (FASB ASC 942-10-S99-4) notes that although Article 9 and Guide 3 applies literally only to bank holding companies, the information required by the guidance may be material and relevant to the businesses of other registrants particularly ones with material lending and deposit activities. Although you do not participate in traditional lending and deposit activities, we continue to believe that since you are a finance company you should use a "net interest income" presentation consistent with Article 9 of Regulation S-X. Please revise in future filings. Please also consider expanding your disclosure in future filings to include detail of nonaccrual loans that are contractually past due 90 days or more, loans not included in total nonaccrual loans which are troubled debt restructurings, and any potential problem loans per Sections III.C.1&2 of Guide 3.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Impaired Loans and Allowance for Loan Losses, page 75

2.   We note your response to prior comment 12. You state that you do not believe that a general reserve is appropriate based on the literature and the specifics of your loan portfolio. However, we note the details of your loan portfolio on page 7 of your Form 10-K; it appears that you have groups of similar loans. Please further explain why you did not evaluate these loans for a general reserve under SFAS 5 and EITF D-80 (FASB ASC 450-20-25 and FASB ASC 310-10-35-36).

Schedule 14A – Definitive Proxy Statement filed on April 30, 2009

Cash Awards, page 17

3.   We note your response to comment 20 of our letter dated September 29, 2009. Please confirm that you will provide similar disclosure in future filings.

Form 10-Q for the period ended June 30, 2009 filed August 7, 2009

Notes to Consolidated Financial Statements

Note 6 – Investment in Equity Affiliates

Lightstone Value Plus REIT L.P. / Prime Outlets, page 20

4.   We note your responses to prior comments five and 21. You state that the POM transaction involved the exchange of your investments in POM for interests in Lightstone Value Plus REIT L.P. as well as a debt arrangement. You also state that the business purpose of the transaction was primarily to obtain significant cash flow based on your liquidity needs particularly in light of the difficult market conditions. In your response to prior comment 21, you state that you did not defer any gain related to the exchange. Please tell us your basis for recognizing the entire gain amount immediately. Tell us how you considered the debt arrangement when determining the timing of the gain recognition since the debt is secured by the interest in Lightstone Value Plus REIT L.P. that you received in the exchange.

Form 10-Q for the period ended September 30, 2009 filed November 6, 2009

Notes to Consolidated Financial Statements

Note 7 – Real Estate Owned and Held-For-Sale, page 23

5.   We note your response to prior comment 15. You stated that there are no current plans to sell the asset; however, we note that this property was reclassified from real estate owned, net to real estate held-for-sale in the third quarter of 2009 due to a mutual agreement with the first mortgage lender to appoint a receiver to operate the property. Please tell us management's current plans for this property and your basis in SFAS 144 (FASB ASC 360-10-45) for reclassifying the property to held-for-sale as of September 30, 2009.

Note 8 – Debt Obligations, page 26

6.   We note your exchanges in May 2009 and July 2009 of junior subordinated notes. Please tell us how you determined the appropriate accounting treatment for these exchanges and the accounting guidance that you relied upon.

*   *   *   *

Paul Elenio
Arbor Realty Trust, Inc.
January 28, 2010
Page 4

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3782 if you have questions regarding the comment on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at 202.551.3585 or Karen Garnett, Assistant Director at 202.551.3785 with any other questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant